                                                             Filed by ITXC Corp.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of the
                                                          Securities Act of 1934

                                                     Subject Company: ITXC Corp.
                                                  Commission File No.: 333-44248


First used on September 7, 2000

               FREQUENTLY ASKED QUESTIONS REGARDING THE PROPOSED
                   ACQUISITION OF EFUSION, INC. BY ITXC CORP.


What are the details of the transaction?

ITXC Corp. (NASDAQ: ITXC) and privately-held eFusion, Inc. have signed a definitive merger agreement providing for ITXC to acquire eFusion. The agreement calls for eFusion's shareholders to receive a total of 5,658,986 shares of ITXC's Common Stock plus additional ITXC shares to cover eFusion's unencumbered cash on hand at the closing, which is estimated to be around $9,500,000. The merger will be accounted for as a purchase and is expected to close this year. At closing, eFusion will become a wholly owned subsidiary of ITXC and will continue to be based in Beaverton, Oregon.

What is ITXC's principal purpose in acquiring eFusion?

We believe that, within ten years, all remote voice communication will be on the Internet just as all email is on the Internet today. Just as email is both less expensive and much more capable than snail mail, ecalling is both less expensive and better than traditional phone calling. ITXC has demonstrated how effectively the Internet can be used to lower the cost of traditional telephony and has extended its network to over 60 countries in two years. eFusion's Push-to-Talk(TM) (PtT) application shows how adding voice to a traditional web application like browsing improves service, increases sales, and provides capability that neither the web or the telephone network alone could provide.

We believe that these enhanced applications will deliver higher gross margins than ITXC's current business. It has always been ITXC's intent to deliver both high-volume and high-margin applications. The acquisition of eFusion speeds the deployment of high-margin applications.

We believe that the combination of our two companies will be extremely well positioned to lead the way in the transition of voice communication from the traditional telephone network to the Internet. We believe that leading this transition will build value for you, our combined stockholders. This is a huge potential market in which each of our companies, on its own, is already a leader. Combining our strengths is a strategy for growing faster and assuring leadership.

Is the transaction subject to any conditions?

Yes, it is subject to a number of conditions, including approvals of both companies' shareholders and other customary closing conditions.

Is a "collar" part of the agreement?

No. There are no provisions for cancellation or renegotiation dependent on the trading price of ITXC stock in either direction. The number of shares of ITXC to be issued in return for eFusion is fixed other than the small adjustment for eFusion cash at hand at the closing.

What will be the financial impact of the acquisition on ITXC?

We expect that the acquisition will accelerate our revenue growth with services that have significantly higher margins than our basic service. Although the combined company will have somewhat greater losses in the next few quarters than ITXC would have had alone, we anticipate being able to fund the working capital needs of the combined business from our existing cash on hand and do not expect this combination to delay the quarterly period in which ITXC becomes EBITDA positive.

What exactly is eFusion?

eFusion is an applications service provider that can rapidly deploy Internet voice services to assist carriers, Internet service providers, and e-commerce enterprises to provide their end-users with a richer, more fulfilling online experience. By combining the power and economy of the Internet with the features and benefits of the traditional telephone network, eFusion brings voice to the Internet and delivers a range of applications that bridge the two networks. eFusion currently offers two categories of Internet voice services:

 . e-commerce Solutions. An e-commerce enterprise can implement eFusion's Push to Talk service to facilitate live interaction between Internet web site users and web site representatives or customer service personnel.

 . Internet Subscriber Services. Using eFusion's Suite Adeline Internet call assistant service, Internet service providers can enable their subscribers to take incoming telephone calls while connected to the Internet over a single telephone line, or, if a customer chooses, to forward a call to another telephone or a voice mailbox.

What aspects of ITXC are particularly relevant to the combined companies?

ITXC has used the Internet to improve the economics of traditional phone-to-phone calling and to provide worldwide reach for Web-to-phone calling. It has built the world's largest Internet telephony network, ITXC.net(TM), and has invented its patent-pending BestValue Routing(TM) technology to provide high quality service over the Internet. ITXC.net had more than 270 points of presence in over 60 countries at the beginning of August.

Customers use eFusion products over the Internet. Merchants who put Push-to-Talk buttons on their web sites need assurance that their customers will get good voice quality; they need a worldwide presence; we believe that ITXC.net delivers this quality and reach.

Further, ITXC has demonstrated its ability to scale services very quickly and with good economics. After just two years of operation, ITXC delivered more than 200 million minutes over ITXC.net.


What exactly is "ecalling"?

ecalling is the Internet successor to phone calling. With it, users are reachable wherever they travel with a single ID - just as email users can be reached anywhere with a single address. This "reach me" service integrates phones, wireless, and computers. With ecalling, voice can be combined with other forms of Internet communication like web browsing (Push to Talk) or email (integrated messaging). The ecalling umbrella also covers devices like mobile phones, laptops, desk phones, and PDAs all talking to each other on one network...the Internet.


Does eFusion have a patent portfolio?

They do. The eFusion patent portfolio covers the above mentioned services and other aspects of voice on the Internet and voice-enhanced e-commerce.

What does eFusion's client list look like?

They have been selling products to major companies. Some of those that have been announced are US West (now QWEST) ; Duro Communications, a major ISP in the South Eastern US; and Cameraworld.com, a major on-line reseller of camera equipment.

Who are the strategic investors in eFusion?

Current eFusion shareholders include AT&T Ventures, Intel (which was also an early investor in ITXC), France Telecom, Lucent, Microsoft and Telecom Italia.

What merger experience does ITXC have?

CEO Tom Evslin, CFO Ed Jordan, and COO John Musci have each been heavily involved in several major acquisitions before they joined ITXC. They are personally leading this effort.

Why did ITXC decide to purchase eFusion rather than developing the technology internally or licensing it?

A company that wants to move at Internet speed needs to be willing to go outside whenever externally-developed capability can shorten time to market. A "not invented here" syndrome is a sure recipe for being beaten to market. The eFusion technology appears to ITXC to be the best of breed in several quickly growing markets even ignoring its strong patent protection, its market beachheads, and the eFusion people. It is being used in actual revenue generating service today.

In many cases ITXC will license technology. For example, it licenses gateway and gatekeeper software. However, ITXC believes that the capabilities developed by eFusion in both the Push to Talk and Call Management areas and the interfaces developed to link to the public switched telephone network are both differentiating and important to success in these aspects of ecalling. ITXC believes it will create greater shareholder value by owning these capabilities rather than by licensing them. ITXC wants the people who built these capabilities and have introduced them to the market on the ITXC team expanding the beachheads and extending the products.

ITXC has filed a Registration Statement on SEC Form S-4 in connection with the merger and both ITXC and eFusion expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus contain important information about ITXC, eFusion, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, ITXC files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. eFusion, its directors, executive officers and certain members of management and employees may be soliciting proxies from eFusion's stockholders in favor of the adoption of the merger agreement. Similarly, ITXC, its directors, executive officers, certain members of management, certain employees and certain other representatives may be soliciting proxies from ITXC's stockholders in favor of the merger. A description of any interests that eFusion's and ITXC's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.